

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 7, 2017

<u>Via E-mail</u>
Kevin Conley
Chief Executive Officer
Everspin Technologies, Inc.
1347 N. Alma School Road
Suite 220
Chandler, Arizona 85224

> **Re: Everspin Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2017**
> **File No. 333-221331**

Dear Mr. Conley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Matthew B. Hemington